4/11/02

SECUR 02021814 **MMISSION**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 1 2002

SEC FILE NUMBER
8- 47249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 WALNUT STREET
(No. and Street)

ENGLEWOOD	NJ	07631
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D. FERRELL — 201-569-3513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUPFERSCHMID & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

101 WEST ST.	HILLSDALE	NJ	07642
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOHN D. FERRELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENGLEWOOD PARTNERS LIMITED PARTNERSHIP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUNITA PEREIRA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct 31, 2006

John D. Ferrell John D. Ferrell
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Englewood Partners Limited Partnership

Financial Statements

December 31, 2001

Englewood Partners Limited Partnership

Table of Contents

Kupferschmid & Associates
Certified Public Accountants

101 West Street, Suite 4, Hillsdale, New Jersey 07642
201 666-3939 Fax: 201 666-6542

107 Alan Drive, New City, New York 10956
845 634-9030 Fax: 845 639-1711

Independent Auditors' Report

John Ferrell, General Partner
Englewood Partners Limited Partnership
277 Walnut Street
Englewood, New Jersey 07631

We have audited the accompanying balance sheet of Englewood Partners Limited Partnership as of December 31, 2001 and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Englewood Partners Limited Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kupferschmid & Associates

Kupferschmid & Associates
March 27, 2002

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP
Balance Sheet
December 31, 2001

ASSETS

Current Assets		
Cash	$ 176,672	
Investments	49,800	
Marketable Securities	299,415	
Total Current Assets		$525,887
Property & Equipment		
Computer Equipment	12,906	
Less: Accumulated Depreciation	8,121	
Property & Equipment, Net		4,785
Total Assets		$530,672

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities		
Accrued Expenses	$ 1,100	
Total Liabilities		$ 1,100
Partners' Capital		
Capital, John D. Ferrell	234,978	
Capital, Sameer Ferrell	116,000	
Capital, Shana Monica Ferrell	110,738	
Capital, Neena Ferrell	67,856	
Total Partners' Capital		529,572
Total Liabilities and Partners' Capital		$530,672

See accompanying notes and accountant's report.

.ENGLEWOOD PARTNERS LIMITED PARTNERSHIP

Statement of Income

For The Year Ended December 31, 2001

INCOME	
Interest Income	$ 11,395
Dividend Income	468
Total Income	11,863
GENERAL & ADMINISTRATIVE EXPENSES	
Depreciation	4,302
Dues & Subscriptions	416
Office Expenses	650
Professional Fees	1,100
Telephone	1,739
Travel & Entertainment	2,925
Total Expenses	11,132
Income before Other Income/(Expenses)	731
OTHER INCOME/(EXPENSES)	
Realized Loss	(298,506)
Unrealized Loss	(10,735)
Total Other Income/(Expenses)	(309,241)
Net Income/(Loss)	$(308,510)

See accompanying notes and accountant's report.

ENGLEWOOD PARTNERS LIMITED PARTNERSHIP
Statement of Partners' Capital
December 31, 2001

	Total	General Partner John Ferrell	---------Limited Partners--------- Sameer Ferrell	Shana Ferrell	Neena Ferrell
Beginning	$1,151,824	$857,230	$116,000	$110,738	$67,856
Contributions	-0-	-0-			
Distributions	(313,742)	(313,742)			
Net Loss	(308,510)	(308,510)	-0-	-0-	-0-
Ending	$ 529,572	$234,978	$116,000	$110,738	$67,856

See accompanying notes and accountant's report.

Englewood Partners Limited Partnership
Statement of Cash Flows
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(308,510)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,302
Decrease in Accrued Expense	(50)
Decrease in Investment	200
Increase in Marketable Securities	(44,164)
Net Cash Provided By (Used By) Operating Activities	(348,222)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Equipment	(1,609)
Net Cash Provided By (Used By) Investing Activities	(1,609)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Distributions	(313,742)
Net Cash Provided By (Used By) Financing Activities	(313,742)
Net Increase (Decrease) In Cash	(663,573)
Cash At Beginning Of Year	840,245
Cash At End Of Year	$ 176,672

See accompanying notes and accountant's report.

Englewood Partners Limited Partnership
Notes To The Financial Statements

1. Organization And Significant Accounting Policies

A. Organization
Englewood Partners Limited Partnership (the partnership) was formed in the State of New Jersey on August 2, 1989 and amended on April 11, 1994 as a limited partnership. The partnership is engaged as investment bankers and dealers of marketable securities. The limited partners recognize gain or losses upon the dissolution of the partnership.

B. Fiscal Year
The fiscal year end of the partnership is December 31.

C. Depreciation
The partnership's computer equipment is depreciated using the straight-line method over an estimated useful life of three years.

D. Income Taxes
The partners are taxed on their proportionate share of the partnership's income. Therefore, no provision or liability for federal or state income taxes have been included in these financial statements.

The partnership is required to file informational tax returns. The returns for 2000 and 2001 are not yet filed.

E. Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

Englewood Partners Limited Partnership
Notes To The Financial Statements

2. Marketable Securities

Marketable debt and equity securities are shown in the balance sheet at the market value at December 31, 2001. The cost of the securities is $1,110,746.

Investments in debt and equity securities are classified as current assets based on the partners' intent to actively and frequently buy and sell securities with the objective of generating profits.

3. Investments

The partnership owns 7.1% of the 138 Brayton Street LLC.

4. Cash and Cash Equivalents

Cash and cash equivalents include cash in checking account and brokerage account.

Kupferschmid & Associates
Certified Public Accountants

☐ 101 West Street, Suite 4, Hillsdale, New Jersey 07642
201 666-3939 Fax: 201 666-6542

☐ 107 Alan Drive, New City, New York 10956
845 634-9030 Fax: 845 639-1711

Report On Internal Control

John Ferrell, General Partner
Englewood Partners Limited Partnership
277 Walnut Street
Englewood, New Jersey 07631

In planning and performing our audit of the financial statements of Englewood Partners Limited Partnership for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Instituted of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use by the partners, management, NASD and the SEC.

Kupferschmid & Associates

Kupferschmid & Associates
March 27, 2002

Kupferschmid & Associates
Certified Public Accountants

101 West Street, Suite 4, Hillsdale, New Jersey 07642
201 666-3939 Fax: 201 666-6542

107 Alan Drive, New City, New York 10956
845 634-9030 Fax: 845 639-1711

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

John Ferrell, General Partner
Englewood Partners Limited Partnership
277 Walnut Street
Englewood, New Jersey 07631

Our report on our audit of the basic financial statements of Englewood Partners Limited Partnership for the year ended December 31, 2001 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Focus Report - Part II for the period October 1, 2001 to December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The owner's equity balance as stated on the report has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferschmid & Associates
March 27, 2002

Englewood Partners Limited Partnership
Reconciliation Of Owners' Equity to Audited Financial Statements
December 31, 2001

Owners' Equity Per Focus Report		$540,392
Less:		
Accumulated Depreciation	$8,121	
Accrued Expenses	1,100	
Miscellaneous	1,599	
Total Adjustments		10,820
Equity Per Financial Statement		$529,572

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ○ Alternate ● [0011]

Name of Broker Dealer: ENGLEWOOD PARTNERS LIMITED PAR [0013]

SEC File Number: 8- 47249 [0014]

Address of Principal Place of Business: 277 WALNUT STREET [0020]

ENGLEWOOD [0021] NJ [0022] 07631 [0023]

Firm ID: 36400 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JOHN FERRELL, GENERAL PARTNER [0030] Phone: 201-569-3513 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ● [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

				Allowable	Non-Allowable	Total
1.	Cash			182,035 [0200]		182,035 [0750]
2.	Receivables from brokers or dealers:					
	A.	Clearance account		[0295]		
	B.	Other		[0300]	[0550]	0 [0810]
3.	Receivables from non-customers			[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:					
	A.	Exempted securities		[0418]		
	B.	Debt securities		[0419]		
	C.	Options		[0420]		
	D.	Other securities		294,055 [0424]		
	E.	Spot commodities		[0430]		294,055 [0850]
5.	Securities and/or other investments not readily marketable:					
	A.	At cost	53,300 [0130]			
	B.	At estimated fair value		53,300 [0440]	[0610]	53,300 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			[0460]	[0630]	0 [0880]
	A.	Exempted securities	[0150]			
	B.	Other securities	[0160]			
7.	Secured demand notes market value of collateral:			[0470]	[0640]	0 [0890]
	A.	Exempted securities				

	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	-- [0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	11,000 [0680]	11,000 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**		529,390 [0540]	11,000 [0740]	540,390 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable				[1470]
14.	Payable to brokers or dealers:				
	A.	Clearance account			[1560]
	B.	Other			[1540]
15.	Payable to non-customers				[1610]
16.	Securities sold not yet purchased, at market value				[1620]
17.	Accounts payable, accrued liabilities, expenses and other				[1685]
18.	Notes and mortgages payable:				
	A.	Unsecured			[1690]
	B.	Secured			[1700]
19.	Liabilities subordinated to claims of general creditors:				
	A.	Cash borrowings:			[1710]
		1. from outsiders [0970]			
		2. Includes equity subordination (15c3-1(d)) of [0980]			
	B.	Securities borrowings, at market value: from outsiders [0990]			[1720]
	C.	Pursuant to secured demand note collateral agreements:			[1730]
		1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of [1010]	
D.		Exchange memberships contributed for use of company, at market value	[1740]
E.		Accounts and other borrowings not qualified for net capital purposes	[1750]
20.		TOTAL LIABLITIES	0 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners [1020])	540,390 [1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	540,390 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	540,390 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	69,500 [3949]
	c.	Total gain (loss)	69,500 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		2,600 [3995]
9.	Total revenue		72,100 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		640 [4195]
15.	Other expenses		860 [4100]
16.	Total expenses		1,500 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		70,600 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		70,600 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-16,877 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 526 [4335A]	SPEAR, LEEDS & KELLOGG, L.P. [4335A2]	Equities [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			540,390 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			540,390 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			540,390 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		11,000 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-11,000 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			529,390 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		44,108 [3734]	

D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-44,108 [3740]
10.	Net Capital			485,282 [3750]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3880]
24.	Net capital requirement (greater of line 22 or 23)	250,000 [3761]
25.	Excess net capital (line 10 less 24)	235,282 [3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	[3920]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		543,426 [4240]
A.	Net Income (loss)		70,600 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-73,634 [4270]
2.	Balance, end of period (From item 1800)		540,392 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]